

September 30, 2014

Via E-mail
Yue Kou, Chief Financial Officer
Toda International Holdings, Inc.
c/o Dalian Tofa Wire and Cable Co., Ltd.
No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District
Dalian, Liaoning Province, PRC 116001

> **Re:** **Toda International Holdings, Inc.**
> **Form 20-F for the year ended December 31, 2013**
> **Filed July 11, 2014**
> **File No. 0-52346**

Dear Mr. Kou:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the period ended December 31, 2013

Item 4. Information on the Company, page 19

A History and Development of the Company, page 19

1.   We note your disclosure about the outstanding loans that Dalian Xinding made to Pi Jia Liu, Zong Li Li and Chuan-Tao Zheng. Please note that Section 13(k) of the Exchange Act prohibits issuers (as defined in Section 2 of the Sarbanes-Oxley Act of 2002) from directly or indirectly extending or maintaining credit or loans to any director or executive officer, or equivalent thereof, of the issuer. Please provide us with a detailed analysis of the nature of the loan and the extent to which the provisions of Section 13(k) of the Exchange Act are applicable to the loan.

Item 5. Operating and Financial Review Prospects, page 35

A. Operating Results, page 35

Year Ended December 31, 2013 compared to December 31, 2012, page 40

2.   In future filings please ensure that the tabular information you provide sums to the correct totals. In this regard, we note that the total volume for the year ended December 31, 2012 does not sum to 8,608 tons.

Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

3.   We note your disclosure which states your "business for the year ended December 31, 2012 expanded rapidly." It appears your sales in 2012 significantly decreased for every component of your business in 2012 compared to 2011. Please explain your disclosure to us and ensure that you accurately characterize your results of operations in future filings.

B. Liquidity and Capital Resources, page 45

4.   We note that your disclosure of cash provided by/ used in investing and financing activities does not agree to your cash flow statement. Please explain why these amounts differ.

5.   Additionally, we note your disclosure on page 46 which indicates that the increase in cash provided for financing was the result of repayment from related companies. Please explain what this repayment related to and where the related party receivable is reflected in your historical financial statements. Based on the amounts included in your balance sheet it appears that your balance due from related companies actually increased year over year.

F. Tabular Disclosure of Contractual Obligations, page 51

6.   Your tabular disclosure of contractual obligations does not appear to include all of your obligations at December 31, 2013. In future filings please ensure that all obligations are included in this presentation.

Consolidated Statements of Income, page F-4

7.   Given the significance of your transactions with related parties as described in footnote 9 on page F-19, please include sales to and costs from related parties on the face of your income statement.

Consolidated Statement of Cash Flows, page F-7

8.   The amounts you have included on the face of your statement of cash flows do not appear to be consistent with the changes you have disclosed on the face of your balance sheet. For example your cash flow indicates that accounts receivable increased $8 million, while the increase from December 31, 2012 to December 31, 2013 on your balance sheet was $3 million. Additionally, we note your cash flow statement indicates that accounts payable decreased $2 million while the change on the balance sheet reflects an increase of $4 million. Please reconcile and explain these differences for us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3273 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief